Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. Suite 800 – 1055 Dunsmuir Street PO Box 49088 Vancouver, British Columbia V7X 1G4
Item 2	Date of Material Change July 13, 2015
Item 3
News Release
The news release dated July 13, 2015 was disseminated through Marketwire’s combined Canadian and US Investment Network and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and with the U.S. Securities and Exchange Commission on EDGAR.

Item 4
Summary of Material Change
Silver Standard Resources Inc. (“Silver Standard” or the “Company”) announced in a news release dated July 13, 2015 that John Smith will retire as the Company’s President and CEO effective July 31, 2015. The Board of Directors have appointed Paul Benson as President and CEO.

Item 5	Full Description of Material Change

Silver Standard announced on July 13, 2015 that John Smith will retire as the Company’s President and CEO effective July 31, 2015. The Board of Directors have appointed Paul Benson as President and CEO.
After five years as President and CEO, John Smith has made a decision to retire and return to Australia. After an extensive international search the Board has appointed Paul Benson as President and CEO effective August 1, 2015. John will continue in his role until July 31, 2015 and will be available as an advisor to Paul and the Board until December 31, 2015.
Paul is a mining engineer and geologist by training with nearly 30 years of experience in various technical and business capacities. Most recently, he was CEO of Troy Resources Limited, an ASX listed precious metals producer with operations in South America. Prior to this, he worked at BHP Billiton, Rio Tinto and Renison Goldfields for 20 years in both operations and business development roles related to gold, base metals, industrial minerals and coal.
A conference call with Paul Benson, John Smith and the Chairman, Peter Tomsett, to introduce Paul and discuss our corporate strategy will be available to investors, media and the public on July 16, 2015.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Kelly Stark-Anderson Vice President, Legal and Corporate Affairs +1 (604) 484-8217
Item 9	Date of Report Dated at Vancouver, British Columbia, this 16th day of July, 2015.